As filed with the Securities and Exchange Commission on September 2, 2010

Registration No. 333-158478

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT ONE

TO

FORM S-11

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

MACQUARIE CNL GLOBAL INCOME TRUST, INC.

(Exact name of registrant as specified in its governing instruments)

CNL Center at City Commons

450 South Orange Avenue

Orlando, Florida 32801

Telephone: (407) 650-1000

(Address, including zip code, and telephone number, including area code, of the registrant’s principal executive offices)

Robert A. Bourne

Chief Executive Officer

Macquarie CNL Global Income Trust, Inc.

CNL Center at City Commons

450 South Orange Avenue

Orlando, Florida 32801

Telephone: (407) 650-1000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Kevin J. Lavin, Esq. Arnold & Porter LLP Suite 900 1600 Tysons Boulevard McLean, Virginia 22102-4865 Telephone: (703) 720-7011	Peter E. Reinert, Esq. Lowndes, Drosdick, Doster, Kantor & Reed, P.A. 215 North Eola Drive Orlando, Florida 32801 Telephone: (407) 843-4600

Approximate date of commencement of proposed sale to public: As soon as practicable after the effectiveness of the registration statement.

If any of the securities being registered in this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☒ (Registration No. 333-158478)

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

EXPLANATORY NOTE

This Post-Effective Amendment One to Form S-11 Registration Statement (Registration No. 333-158478) is filed pursuant to Section 462(d) solely to add certain revised exhibits not previously filed with respect to such Registration Statement. No changes have been made to Part I or Part II of the Registration Statement other than Item 36(b) of Part II as set forth below.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 36.	Consolidated Financial Statements and Exhibits

(b) Exhibits. The following exhibits are filed as part of this Registration Statement:

Exhibit No.	Description

1.2.1	Form of Participating Broker Agreement (Updated July 2010) (Filed herewith)

3.1.1	Second Articles of Amendment and Restatement (Previously filed as Exhibit 3.1 to Current Report on Form 8-K filed on August 13, 2010, and incorporated herein by Reference.)

10.1.1	Second Amended and Restated Advisory Agreement (Previously filed as Exhibit 10.1 to Current Report on Form 8-K filed on August 13, 2010, and incorporated herein by reference.)

II-1

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Post-effective Amendment One to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Orlando, State of Florida, on September 2, 2010.

MACQUARIE CNL GLOBAL INCOME TRUST, INC.
(Registrant)

By:	/S/ JAMES M. SENEFF, JR.
James M. Seneff, Jr.
Chairman of the Board and Director

Pursuant to the requirements of the Securities Act of 1933, this Post-effective Amendment One to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/S/ JAMES M. SENEFF, JR. James M. Seneff, Jr.	Chairman of the Board and Director	September 2, 2010

* Matthew S. Banks	Director	September 2, 2010

* Douglas N. Benham	Independent Director	September 2, 2010

* James P. Dietz	Independent Director	September 2, 2010

* Stephen J. LaMontagne	Independent Director	September 2, 2010

* Robert A. Bourne	Chief Executive Officer	September 2, 2010

* Curtis B. McWilliams	President	September 2, 2010

* Steven D. Shackelford	Chief Financial Officer and Secretary	September 2, 2010

By his signature set forth below, the undersigned, pursuant to duly authorized powers of attorney filed with the Securities and Exchange Commission, has signed this Post-effective Amendment One to the Registration Statement on behalf of the persons indicated.

* By:	/S/ JAMES M. SENEFF, JR.
James M. Seneff, Jr. Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description

1.2.1	Form of Participating Broker Agreement (Updated July 2010) (Filed herewith)

3.1.1	Second Articles of Amendment and Restatement (Previously filed as Exhibit 3.1 to Current Report on Form 8-K filed on August 13, 2010, and incorporated herein by Reference.)

10.1.1	Second Amended and Restated Advisory Agreement (Previously filed as Exhibit 10.1 to Current Report on Form 8-K filed on August 13, 2010, and incorporated herein by reference.)